Mail Stop 4561

August 11, 2006

Andrew A. McKay
Chief Executive Officer
Tailwind Financial, Inc.
BCE Place, 181 Bay Street
Suite 4400
Toronto, Ontario, Canada M5J 2T3

Re: Tailwind Financial, Inc.
Registration Statement on Form S-1
Filed July 14, 2006
File No. 333-135790

Dear Mr. McKay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In various places you provide statistical data about your proposed industry without citing any sources, while in other places you do cite supporting third party sources for your disclosure. See, for example, the second, third and fourth paragraphs on page 50. Please provide sources for all statistical data included in your disclosure. In addition, please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation

C.

2.   We note that your offering includes a proposed sale of 625,000 units to Parkwood Holdings Ltd. In light of your disclosure referencing the other 12.5 million units as the "public portion" of this offering, the disclosure in the fifth bullet point on page 1 that Parkwood "intends to" acquire the 625,000 units, and the already established offering price for such 625,000 units, please tell us why you do not believe that the offering to Parkwood has already commenced and should be completed as a private placement, rather than included in this registration statement.

3.   In regard to the "private placement" of 2,000,000 warrants with TFC Holdings Ltd., please discuss how you determined that the value of the warrant was $1.00 and whether or not you intend to account for a portion of the value of these warrants as compensatory to Messrs. Penteliuk, McMillan and McKay. Specifically, tell us what consideration you gave to EITF 96-18. In addition, please disclose the exercise price of the warrants. Similarly, please tell us why you have not identified a portion of the value of the shares sold to TFC Holdings for $.01 per share as compensation to Messrs. Penteliuk, McMillan and McKay. Please also tell us how you determined the fair value of these shares in accordance with the AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

4.   Please confirm that the underwriter's firm commitment obligation may not be cancelled if (a) Parkwood elects not to purchase the 625,000 units or (b) TFC Holdings elects not to purchase 2,000,000 warrants.

5.   There is a significant amount of duplicative disclosure in your prospectus. We note by way of example only that much of the disclosure in the first full paragraph on page 41 duplicates disclosure in the second paragraph on page 42. Please revise your disclosure to the extent necessary to eliminate duplication.

6.   Refer to Article FIFTH (A) of your form of amended and restated articles of incorporation, filed as Exhibit 3.1. We note that the board must deposit into escrow "the amount of the net proceeds received by the Corporation in the IPO . . . specified in the Corporation's registration statement." Please add disclosure to your summary and risk factors discussing the fact that you may change the definition of "net proceeds" prior to the effective date merely by changing the disclosure in the registration statement. In addition, please be aware of your obligations to inform potential investors of any material changes that occur after the distribution of your preliminary prospectus, but prior to distribution of a final prospectus and confirmation of orders.

7.   Please revise to disclose how you will value a proposed acquisition. For example, please disclose whether your governing documents would permit you to value a proposed acquisition at the required 80% value by infusing the acquisition target with your own capital immediately before or after the acquisition such that it reached the 80% level.

Registration Statement Cover Page

8.   We note your intent to register an indeterminate number of additional securities to cover issuances in connection with the anti-dilution provisions contained in the warrants that you are registering. Please file a copy of the warrant with your next amendment or provide us with a copy so that we may review the anti-dilution provisions. We may comment further.

Prospectus Cover Page

9.   Please revise here and throughout to characterize the warrants as "callable," the price at which they are callable, and to substitute for the heading "Redemption" the description "Callable" to reflect that investors do not have the right to redeem but rather that you have the right to call the warrants under certain circumstances at a price of $.01 per warrant.

10.   Refer to your statement in the fifth paragraph on the cover page that you anticipate that the units, common stock and warrants will trade on the American Stock Exchange promptly after the effective date of the prospectus. Since it does not appear that you have applied yet for a listing on the American Stock Exchange, it is not appropriate to create the impression that you will trade on that exchange. See the introductory note to Item 202 of Regulation S-K. Please revise or advise.

11.   We note the statement on the cover page that Deutsche Bank "expects to deliver our securities to investors in the offering on or about _____, 2006." All information that is not key to an investment decision should be moved off the cover page and your cover page should be limited to one page. For example, the final paragraph related to your escrow provisions should be limited to a summary of the essential terms of the escrow that are key to an investment decision. Please revise or advise. See our *Plain English Handbook* available at www.sec.gov.

12.   We note your statement in the final paragraph on the cover page that you will "promptly" distribute the funds in escrow to your public stockholders upon dissolution. In light of your disclosure on pages 7 – 8 and elsewhere throughout the prospectus concerning the process that will be required to dissolve and distribute the escrow, use of the term "promptly" does not seem appropriate in this context. Please revise or advise.

13.   We note your statement that 625,000 units are being offered to Parkwood Holdings Ltd. Please revise to briefly, identify your relationship to Parkwood.

14.   We note your statement in the first sentence of the last paragraph that you will deposit $100,400,000 of the proceeds of the offering into the trust account and your disclosure on page 6 that $1,000,000 of the proceeds of the offering will not be held in the trust

account. Pease revise to explain the source of the funds that comprise the $100,400,000, how you have determined the amounts that are attributable to the underwriters' discount, and the amount that is not being included in the trust account.

15.   We note your reference to the private placement of warrants in the first sentence of the last paragraph. Since this is the first reference to the private placement, please revise to explain the nature of the private placement, and the percentage of stock to be owned by the private stockholders upon consummation of this offering.

Summary, page 1

16.   Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.

17.   We note your disclosure in the final paragraph on page 4 that you will not call any warrants for redemption unless a registration statement covering the warrants and underlying stock is in effect. We note further your risk factor disclosure in the first paragraph on page 28 that the warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which are privately placed with TFC Holdings would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants or have them redeemed. Please add additional disclosure in the summary and risk factor sections addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants. This discussion should highlight the fact that the public warrant holders' warrants could expire worthless if you fail to maintain an effective registration statement covering the underlying stock.

18.   We note your statement in the penultimate paragraph on page 2 that "none of our officers, directors or initial investors will receive any compensation from us *prior to the consummation of our initial business combination*" (emphasis added). Please revise your summary to discuss all benefits to affiliates in connection with the offering or consummation of a business combination, including any future fees payable to affiliates, whether before or after the consummation of a business combination.

19.   We note your disclosure in the second full paragraph on page 41 that you are not required to use the escrowed funds to pay the purchase price of a business combination; rather you must consummate a business combination with a *value* equal to 80% of the assets in escrow. In this connection we note your disclosure here and on page 48 that "to the extent that our capital stock or debt is used in whole or in part as consideration to consummate a business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business, make other acquisitions and pursue our growth strategies." Please revise the summary and summary risk factors to highlight this disclosure and to discuss any limitations on the

incurrence of debt or issuance of stock for this purpose. Further please disclose that once released from escrow, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

20.   Please revise to include a summary of conflicts of interest.

Our Business, page 1

21.   Please revise your disclosure in the final carry-over paragraph on page 1 and the first paragraph on page 2 to clarify that the results of the prior businesses of Messrs. McKay and McMillan and the business of Genuity Financial Group are not necessarily indicative of your future performance or results.

22.   We note your statement that you "believe our relationship with GFG will assist us in sourcing potential acquisition targets." Please revise to disclose the nature of the relationship between your director Mr. Penteliuk and GFG, and whether you have any agreements with GFG regarding sourcing acquisition targets.

23.   Please revise your summary and business section to indicate your company's policy, if any, with respect to entering into a business combination in which an affiliate of yours has an interest. We note in this regard, your disclosure on page 7 that you "will not enter into a business combination with any of our private stockholders, officers or directors, or any of their affiliates." Please expand this discussion to address any transaction in which an affiliate of yours might have an interest, or an agreement to provide advisory or other services or to receive other benefits.

The Offering, page 3

24.   Please revise your disclosure under the heading "number of warrants outstanding before this offering and the private placement" to include the information from the footnote under this heading and to disclose your relationship with TFC Holdings. In this connection, as this is the first reference to the "private placement" in the summary and the first reference to your "private stockholders" appears on page 6, please revise to include a separate heading for "private stockholders" to disclose the identity of the private stockholders, the percentage of stock to be owned by the private stockholders upon consummation of this offering, the date of issuance and the price per share paid.

25.   Please revise your disclosure about the exercise price of the warrants on page 4 to summarize the conditions upon which such price is subject to adjustment.

26.   Please revise your heading on page 5 to reflect that the warrants are "callable" by you rather than redeemable at the option of the holder and revise your disclosure under the heading "Redemption" to clarify whether the warrants being purchased by TFC Holdings Ltd. will also be callable.

27.   Please identify, in the first paragraph on page 6, the source of the funds you will use to pay the costs of liquidation and dissolution, in such an eventuality.

28.   We note your disclosure in the final carry-over paragraph on page 5 and elsewhere throughout the prospectus that Messrs. McMillan and McKay have agreed to lend funds to you in the event that expenses exceed $1,000,000. We note further your disclosure in the first full paragraph on page 9 that Messrs. McMillan and McKay have agreed to pay the costs associated with your liquidation to the extent that they exceed your available assets outside the trust account. Please disclose whether you have a binding commitment from Messrs. McMillan and McKay to provide such funds and if so, summarize the terms of the loans to be provided by these individuals here and on page 79 in connection with related party transactions. If no such agreement exists, please revise to disclose that if Messrs. McMillan and McKay are unwilling or unable to provide such funds, the amount in the trust that would be available to the public stockholders will be reduced. Finally, please file any such agreements as exhibits to your registration statement.

29.   We note your disclosure in the final carry-over paragraph on page 6 that you will proceed with a business combination only if, among other things, public stockholders owning less than 20% of the shares sold in the offering exercise their conversion rights. Please revise to explain that the 20% threshold could be lowered by a vote of 95% of the outstanding stock after the offering is effective and prior to the vote regarding the initial business combination.

30.   We note your discussion of your intent to conduct your business so as to avoid being characterized as an Investment Company under the Investment Company Act of 1940 in the first risk factor on page 26. In light of your intent to enter into a business combination with a company in the financial services sector, please expand your discussion to address the impact that the Investment Company Act may have on your business after you have entered into a business combination. We note in this regard your disclosure in the bullet points on page 52 that your target acquisition might include hedge funds or funds of funds, or companies that "buy, manage and sell real estate properties on behalf of separate account clients and commingled investment pools."

31.   Please revise your discussion under "conversion rights" to clarify the maximum amount of shares that may be converted, the dollar amount that will be paid out of the trust account if the maximum amount is converted.

Risks, page 11

32.   Please revise your second summary risk factor to disclose that your auditor has expressed its opinion that there is substantial doubt concerning your ability to continue as a going concern.

Summary Financial Data, page 12

33.   Revise the fourth sentence of the third paragraph on page 12 to clarify that your private stockholders are only required to vote the shares owned by them prior to the offering in accordance with the vote of the majority of the public stockholders.

34.   Please revise the final carry-over paragraph on page 13 to quantify the amount by which the trust account would be reduced if 19.99% of shares are converted to cash.

Risk Factors, page 14

35.   Please include a risk factor discussing the fact that if you do not buy an operating company, investors' funds will be tied up in escrow for as long as two years.

36.   Please include a risk factor discussing the conflict with existing investors regarding their interest in timely completing a business combination and securing the release of their stock from escrow.

37.   Please include a separate risk factor explaining that the board is not required to obtain an independent third party appraisal in connection with determining the fair market value of an acquisition, even if the target is an affiliate or a company in which an affiliate has an interest.

If we are forced to dissolve and liquidate before a business combination and distribute the trust account, our public stockholders will receive less than $8.00 per share and our warrants will expire worthless, page 14

38.   Please quantify the dollar value represented by 80% of your net assets that you will use for purposes of determining whether a target acquisition has sufficient value.

If we do not timely consummate a business combination, we will be required to dissolve, but such dissolution requires the approval of holders of a majority of our outstanding stock in accordance with Delaware law. Without this stockholder approval, we will not be able to dissolve and liquidate and we will not distribute funds from our trust account to holders of our common stock sold in this offering, page 15

39.   Please expand your discussion in the final paragraph under this risk factor heading to address what you expect your ongoing expenses to be in the event that you are unable to obtain shareholder approval for dissolution.

Andrew A. McKay
Tailwind Financial, Inc.
August 11, 2006
Page 8

<u>If the proceeds to us from the offering not held in trust are insufficient to allow us to operate for at least the next 24 months, we may not be able to consummate a business combination, page 16</u>

<u>If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders will be less than the approximately $7.65 per share held in trust, page 17</u>

40.   Please delete the final sentence under each of these risk factor headings as it tends to mitigate the risk presented.

<u>Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate a business combination during the prescribed time period, page 23</u>

41.   Please discuss whether any of the other blank check companies have a business plan similar to yours related to the financial services industry.

<u>Our private stockholders, including our directors and officers, control a substantial interest in us and thus may influence certain actions requiring a stockholder vote, page 24</u>

42.   We note that your disclosure under this risk factor heading focuses on the vote required in connection with a business combination rather than the actions upon which such private shareholders may assert their influence. Please revise to provide a separate risk factor that discusses the matters upon which the private stockholders may have substantial influence and revise this heading to reflect the risk discussed under the current heading that additional shares purchased by the current private stockholders may be voted on a business combination without limitation.

<u>In the event that our securities are listed on the American Stock Exchange, the American Stock Exchange may delist our securities from trading on its exchange, which could limit investors' ability to effect transactions in our securities and subject us to additional trading restrictions, page 27</u>

43.   Please revise the bullet points under this risk factor heading as follows:

* Explain why the risk in the fifth bullet point only exists "in certain states;" and
* Explain why, in the final bullet point, your delisting will cause restrictions on the nature of your investments.

Our obligations under laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Ac of 2002 and related regulations, may increase our cost of completing a business combination, page 28

44.   This risk appears to be generic to all public companies. Please revise to disclose how the risk pertains especially to your business or delete.

We may be subject to taxation in Canada, page 29

45.   Please revise the heading to disclose the risk presented.

Use of Proceeds, page 39

46.   Please tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $100,400,000 in the trust account to effect the business combination contemplated by the registration statement?

47.   Your chart does not appear to make provision for the note payable to Parkwood Holdings Ltd., as described Note 5 on page F-11 of your financial statements. Please revise or advise. In addition, it is not clear from your disclosure how the ongoing trustee's fees, described in footnote (1) on page II-1 will be paid. Please expand your disclosure to explain whether trustee fees will reduce the amount in trust or will be paid from the amounts not held in trust.

Dilution, page 44

48.   Footnote 1 to the table on page 44 states that the 12,500,000 shares being offered to new public investors includes the 625,000 units being offered to Parkwood Holdings. This appears to contradict your disclosure elsewhere in the document, including your summary of the offering on page 3. Please revise as necessary.

49.   Please clarify, in the first chart on page 44, whether the figures assume the exercise of any warrants.

Capitalization, page 46

50.   Given that the offer and sale of the warrants and the securities underlying the warrants (including the sale of the Underwriter purchase option, "UPO") are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants and the UPO upon issuance. In this regard, it appears that pursuant to the

guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants and UPO as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants and UPO. We note that it appears you are currently assuming that the warrants and UPO will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures and dilution information to properly reflect this classification.   Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Considering the comment above, please revise to file the warrant, registration rights, Underwriter purchase option and related agreements as applicable as Exhibits.

51.   We note your disclosure in footnote (1) following the table regarding your intent to conduct certain private placements prior to the consummation of this offering. Please clarify whether the private placement of warrants to certain of your officers and directors and their affiliates is different from the private placement to TFC Holdings Ltd. In addition, please revise the summary and business sections to discuss the private placement of stock to your officers and directors you intend to consummate immediately prior to this offering. This discussion should identify the officers and directors that will be receiving stock and state the purchase price per unit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

52.   Please expand your discussion in the third paragraph on page 48 to explain that you are not required to use the funds in the trust to complete an acquisition, despite your intent to do so. In addition, state if true that the board may use the proceeds in the trust for any purpose, as long as the target acquisition has a value of at least 80% of the value of your net assets.

53.   We note a reference to your "plans to raise capital" in the final carry-over paragraph on page 49. Please expand your disclosure to discuss specific plans to raise capital or state that you have no such plans.

Proposed Business, page 50

54.   Describe how you expect to derive revenues. Do you expect to derive revenues primarily from portfolio management fees based upon assets under management, trades executed or some other measure. In this connection, please revise to explain how you would derive revenues from targets in sectors such as mutual fund managers, high net worth managers, institutional equity and fixed income managers, private equity and venture capital managers, and hedge fund managers.

55.   Disclose whether your charter limits your ability to enter into a business combination with an affiliate or with a business in which an affiliate has a direct or indirect interest.

56.   We note your disclosure of global, North American and Canadian investment in mutual fund assets. However, it is not clear how this discussion is relevant to your proposed acquisitions of asset management firms, brokerage firms. Please revise or advise.

57.   The information in your bullet points on page 50 are too vague to be meaningful to an investor and do not explain how such trends would impact your investment in the identified target businesses. Please revise or advise.

58.   Refer to the bullet points at the bottom of page 55 and the top of page 56. Please make revisions as follows:

    • First bullet point – define what you mean by "internal growth prospects;"
    • Third bullet point – explain what a "fragmented industry" is; and
    • Fifth bullet point – describe the "barriers to entry."

59.   Refer to the first paragraph after the bullet points on page 57. In light of the requirement that your initial acquisition be of a company with a value equal to 80% of the trust account threshold, discuss how you would be able to effectuate a business combination with more than one target business.

60.   We note your disclosure in the first full paragraph on page 58 that your private shareholders "will have agreed" prior to the consummation of this offering, to vote all of their shares with the public shareholders in connection with the initial acquisition. Until such time as you have obtained these agreements and filed them as part of your registration statement, amend your disclosure throughout to indicate that you do not yet have such agreements but hope to obtain them prior to completion of the offering.

61.   We are unable to locate the section to which your disclosure cross-references in the last
        sentence of the first full paragraph on page 60. Please revise or advise.

62.   Refer to the discussion of your amended and restated certificate of incorporation on page
        61. Please disclose when you expect to file this document with the Delaware Secretary
        of State. Please revise your disclosure to reflect the fact that your amended and restated
        certificate of incorporation allows amendment of the summarized provisions with
        approval of 95% of the outstanding voting stock. Please revise the paragraph following
        the bullet points on page 62 to clarify that the board is not prohibited by Delaware law
        from taking action to amend the provisions discussed.

63.   Please revise your disclosure in the first full paragraph on page 62 to clarify that (1) you
        and the underwriters may amend the underwriting agreement to remove such prohibition
        on amending the articles and (2) no provision of Delaware law prohibits amendment to
        the provisions described.

Comparison to Offerings of Blank Check Companies, page 68

64.   Refer to the right hand column related to escrow of offering proceeds on page 68. We
        are unable to recalculate the $88,200,000 amount you have disclosed as the amount that
        would be escrowed pursuant to Rule 419. Please provide us with the calculation you
        used to determine this number, based upon the requirements of Rule 419.

65.   Please amend your disclosure in the left hand column, second paragraph, on page 70 to
        clarify that not more than 20% of your public shareholders will be entitled to convert
        their shares.

Management, page 72

Director Independence, page 73

66.   We note your disclosure in the third full paragraph on page 73 that you "intend" your
        board to comply with the American Stock Exchange independence requirements. Please
        specify a date by which you expect to be in compliance. In this connection, please
        specify how large your board may be pursuant to your charter and indicate how many
        directors you intend to have following the offering.

Independence of Financial Experts on Audit Committee, page 73

67.   Please identify any individuals on your audit committee who are "independent" and
        clarify whether your audit committee currently meets the referenced independence
        requirements.

Conflicts of Interest, page 74

68.   Refer to the second paragraph on page 76. Please disclose the names of any entities to
       which your management has pre-existing fiduciary obligations which might have priority
       over an obligation to the company.

69.   We note the statement that "[t]here is no limit on the amount of … out-of-pocket
       expenses reimbursable" by you. Please discuss this statement in second paragraph on
       page 42, in your use of proceeds section.

Principal Stockholders, page 77

70.   Refer to footnote (3) on page 77. Please explain why you have not attributed all of the
       shares owned by TFC Holdings Ltd. to each party shown.

Certain Relationships and Related Party Transactions, page 79

71.   Please include disclosure regarding the note payable by you to Parkwood Holdings Ltd.,
       as described Note 5 on page F-11 of your financial statements.

72.   Please revise to disclose the location and amount of the office space provided as part of
       the $7,500 monthly fee.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-4

73.   Please include the private placements of common stock referred to in footnote (1) on
       page 46 and include the identity of the officers, directors and related parties, the date(s)
       of issuance and the price paid per share.

Exhibits

74.   Several items required by Item 601 of Regulation S-K have not been listed in your
       Exhibit index, nor have they been filed as Exhibits to your registration statement,
       including, by way of example only:

       •   Form of underwriting agreement between you and Deutsche Bank;
       •   Opinion of counsel regarding the legality of the shares;
       •   All documents specifying rights of security holders, such as the warrant; and
       •   All material agreements, such as your contracts with Parkwood Holdings Ltd.
           governing the $7,500 per month you will pay for administrative services and setting
           forth the terms of Parkwood's loan to you in the amount of $68,750.

Please amend your exhibit index so that it lists all of the exhibits you intend to file, whether they have been currently filed or not. In addition, please file all required exhibits as promptly as possible. If you are not in a position to file your form of underwriting agreement and legal opinion with the next amendment, please provide a draft copies for us to review.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at (202) 551-3412 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Floyd M. Wittlin, Esq. (*via facsimile*)
        Kevin M. Barry, Esq. (*via facsimile*)
        Bingham McCutchen LLP